SECUR 12011013 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2012
Washington DC
123

SEC FILE NUMBER
8-51489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vision Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 North River Road, 8th Floor
(No. and Street)

Rosemont	**Illinois**	**60018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Osborn **(847) 653-0400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin R. Osborn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vision Investment Services, Inc.** as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin R. Osborn

Signature

Chief Compliance Officer

Title

Nancy J. Simenson
January 25, 2012

Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholder's Equity.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Vision Investment Services, Inc. and Subsidiary
Rosemont, Illinois

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and Subsidiary (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 9, 2012

Vision Investment Services, Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	227,666
Deposit with clearing broker-dealer		100,000
Receivable from clearing broker-dealer		1,947,314
Commissions receivable		129,868
Equipment, at cost, net of accumulated depreciation of $46,505		266
Other assets		95,415
Total assets	$	2,500,529
Liabilities and Stockholder's Equity		
Accounts payable, accrued expenses and other liabilities	$	127,407
Commissions payable		90,611
Income taxes payable to Parent		41,887
Deferred tax liabilities		28,533
Total liabilities		288,438
Commitments and contingent liabilities (Note 6)		
Stockholder's Equity		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		1,353,235
Retained earnings		857,856
Total stockholder's equity		2,212,091
Total liabilities and stockholder's equity	$	2,500,529

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Organization and Significant Accounting Policies

Vision Investment Services, Inc. and Subsidiary (collectively, the Company) is a wholly owned indirect subsidiary of MB Financial, Inc. (the Parent).

Vision Investment Services, Inc., a registered broker-dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer providing services for the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance entities that sell annuities and insurance policies.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification* ™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at fair value or at carrying amounts that approximate fair value.

Basis of consolidation: The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives located at several financial institutions (the Parent's offices, as well as a third party bank through September 30, 2011). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis as securities and insurance product transactions occur.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all equipment range from 4 to 5 years.

Income taxes: The Company is included in the consolidated federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred income taxes are calculated using the liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences.

Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the change in tax laws and rates as of the date of enactment.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood that tax positions, based on their technical merit, will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Stock-based compensation: The Company participates in the Parent's Omnibus Incentive Plan. The Company accounts for its stock-based equity awards in accordance with FASB ASC 718, *Compensation-Stock Compensation.*

Note 2. Fair Value Measurements

The Company records its securities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
>
> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 2. Fair Value Measurements (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's investments in money market funds and equity securities are valued using quoted market prices and are classified within Level 1.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

Description	Total	Level 1	Level 2	Level 3
Receivable from clearing broker-dealer:				
Money market funds	$ 1,947,314	$ 1,947,314	$ -	$ -
Other assets:				
Common stock	5,680	5,680	-	-
	$ 1,952,994	$ 1,952,994	$ -	$ -

The Company assesses the levels of the securities at each measurement date, and transfers between funds are recognized as of the reporting date. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Related Party Transactions and Income Taxes

The Company maintains operating cash accounts at the Parent. At December 31, 2011, the Company had $227,666 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll.

At December 31, 2011, there was a net tax payable to the Parent of $41,887 which is reported as income taxes payable to Parent on the consolidated statement of financial condition.

The Company's tax returns for the years ended December 31, 2010, 2009 and 2008, remain open to examination by the Internal Revenue Service (IRS) in their entirety. The years ended December 31, 2009 and 2008, are currently under examination by the IRS, which are expected to be resolved during 2012. The Company's tax returns for various state taxing jurisdictions remain open to examination for the maximum number of years allowed under each respective state's statute. For the year ended December 31, 2011, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 4. Deposit with Clearing Broker-Dealer and Receivable from Clearing Broker-Dealer

The Company has clearing agreements with Pershing LLC (Pershing) and Primevest Financial Services, Inc. (Primevest). Under these agreements, Pershing and Primevest provide the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a cash deposit with Pershing of $100,000, which is reported as deposit with clearing broker-dealer in the consolidated statement of financial condition. The Company also maintains investments in two money market funds with Pershing and Primevest. These accounts had an aggregate balance of $1,947,314 at December 31, 2011, and are reflected in receivable from clearing broker-dealer on the consolidated statement of financial condition.

Note 5. Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions up to a maximum of 3.5 percent of the participants' contributions. The Company may also make discretionary contributions. The 2011 401(k) plan contribution accrual was $9,655, which is included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition. Annual Company contributions are funded in the first quarter of the subsequent year.

Note 6. Commitments, Contingencies and Indemnifications

The Company rents its office space from its Parent on a month-to-month basis.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are rigorously defended and management believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the inherent difficulty of predicting the outcome of litigation and other claims, management has estimated the potential loss to be $50,000, which has been accrued for in the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company does not expect the risk of loss to be material.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contractual obligations of its customers. In conjunction with the clearing broker, the Company seeks to control the risks of activities and risk of loss, and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary. The Company also seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and ensure that transactions are executed properly by the clearing broker.

Note 7. Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with its Parent. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. On occasion, these deposits will exceed the maximum insurance level provided by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 8. Stock-Based Compensation

The Company participates in the Parent's Omnibus Incentive Plan (the Omnibus Plan) which was established in 1997. In June 2011, the Parent's stockholders approved an amendment and restatement of the Omnibus Plan to add 2,300,000 authorized shares for a total of 8,300,000 shares of common stock for issuance to select employees of the Parent or any of its subsidiaries. Grants under the Omnibus Plan can be in the form of options intended to be incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash awards. The Organization & Compensation Committee, appointed by the Board of Directors of the Parent, administers the Omnibus Plan.

There were 344 outstanding options under the Omnibus Plan related to the Company as of December 31, 2011. All of the outstanding options vest after a period of four years from their grant date. There were no stock appreciation rights outstanding as of December 31, 2011. There were 405 shares of restricted stock outstanding under the Omnibus Plan related to the Company at December 31, 2011. The restricted shares vest over a one to three year period.

Effective December 6, 2011, an employee of the Company was transferred and became an employee of the Parent. The outstanding options and restricted stock held by this employee were transferred to the Parent and any future compensation expense related to such options and restricted will be recognized by the Parent.

The fair value of each option award is estimated on the date of grant using the Black Scholes option pricing model based on certain assumptions. Expected volatility is based on historical volatilities of the Parent's shares. The risk free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options is estimated based on historical employee behavior and represents the period of time that options granted are expected to remain outstanding. Those weighted average assumptions for the year ended December 31, 2011, are summarized in the following table:

Risk-free interest rate	1.95%
Volatility of Parent's stock	43.72%
Expected dividend yield	1.48%
Expected life of options	5.8 years

Note 8. Stock-Based Compensation (Continued)

The following table provides information about options outstanding for the year ended December 31, 2011:

	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	8,602	$	26.67
Granted	885		20.52
Exercised	-		-
Forfeited	-		-
Transferred to Parent	(9,143)		26.36
Outstanding at end of year	344	$	18.86
Exercisable at end of year	-	$	-
Weighted average fair value per option of options granted during the year	$ 7.66		

The following table provides information about restricted stock outstanding for the year ended December 31, 2011:

	Shares		Weighted Average Grant Date Fair Value
Shares outstanding at December 31, 2010	2,006	$	16.66
Granted	330		20.52
Vested	(593)		24.65
Forfeited	-		-
Transferred to Parent	(1,338)		14.80
Shares outstanding at December 31, 2011	405	$	14.25

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $1,927,424, which was $1,877,424 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.